AMERI METRO, INC.

3030 East Market Street

York, Pennsylvania 18402

September 11, 2013

Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Ameri Metro, Inc.

Registration Statement on Form S-l

File No. 333-189286

Mr. Ingram:

Ameri Metro, Inc. hereby withdraws it request for acceleration of effectiveness of its registration statement on Form S-l filed with the Securities and Exchange Commission September 10, 2013, file no. 333-189286.

AMERI METRO, INC.

By /s/ Shah Mathias

Chief Executive Officer